SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

LABORATORY CORPORATION OF AMERICA HOLDINGS

(Name of Subject Company (Issuer))

LABORATORY CORPORATION OF AMERICA HOLDINGS

(Name of Filing Person (Issuer))

Liquid Yield Option™ Notes due 2021 (Zero Coupon-Subordinated)

(Title of Class of Securities)

50540R AB 8

50540R AC 6

(CUSIP Number of Class of Securities)

Bradford T. Smith

Executive Vice President of Corporate Affairs and Secretary

Laboratory Corporation of America Holdings

358 South Main Street

Burlington, North Carolina 27215

(336) 229-1127

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

with copy to:

Michael J. Silver, Esq.

Hogan & Hartson L.L.P.

111 South Calvert Street, 16th Floor

Baltimore, Maryland 21202

(410) 659-2700

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee*:
$550,408,365.78	$58,893.70

*	This Schedule TO relates to the Issuer’s offer to exchange an aggregate principal amount at maturity of up to $743,966,000 of Laboratory Corporation of America Holdings’ new Zero Coupon Convertible Subordinated Notes due 2021 (the “New Notes”) plus an exchange fee of $2.50 in cash per $1,000 principal at maturity, for a like principal amount at maturity of Laboratory Corporation of America Holdings’ currently outstanding Liquid Yield Option™ Notes due 2021 (Zero Coupon-Subordinated) (the “Old Notes”). The transaction valuation is based on the book value of the Old Notes computed as of the latest practicable date prior to the filing, which is $742.33, and the exchange fee of $2.50 per $1,000 principal amount at maturity.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$58,893.70
Form or Registration No.:	Form S-4 (File No. 333-137553)
Filing party:	Laboratory Corporation of America Holdings
Date filed:	September 22, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

INTRODUCTORY STATEMENT

This Amendment No. 1 (“Amendment”) to the Tender Offer Statement on Schedule TO-I (“Schedule TO-I”) relates to an offer (the “Exchange Offer”) by Laboratory Corporation of America Holdings, a Delaware corporation (the “Company”), to exchange up to $743,966,000 aggregate principal amount at maturity of a new series of the Company’s Zero Coupon Convertible Subordinated Notes due 2021 (the “New Notes”) plus an exchange fee of $2.50 in cash per $1,000 principal amount at maturity for each $1,000 principal amount at maturity of validly tendered and accepted outstanding Liquid Yield Option™ Notes due 2021 (Zero Coupon-Subordinated) of the Company (the “Old Notes”), for up to $743,966,000 aggregate principal amount at maturity of Old Notes, upon the terms and subject to the conditions contained in the prospectus, subject to amendment, dated October 4, 2006 (as it may be amended and supplemented from time to time, the “Revised Prospectus”), which forms a part of the Company’s Registration Statement on Form S-4 (File No. 333-137553), as amended on the date hereof (the “Registration Statement”) and which is incorporated herein by reference in response to Items 1 through 11 of this Schedule TO-I.

This Amendment is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended.

Item 1. Summary Term Sheet.

Item 1 is hereby supplemented and amended as follows:

The information under the heading “Summary” in the Revised Prospectus is incorporated herein by reference in answer to Item 1 of this Schedule TO-I.

Item 2. Subject Company Information.

Item 2 is hereby supplemented and amended as follows:

The information under the subheading “Summary—Laboratory Corporation of America Holdings” in the Revised Prospectus is incorporated herein by reference in partial answer to Item 2 of this Schedule TO-I.

Item 3. Identity and Background of Filing Person.

Item 3 is hereby supplemented and amended as follows:

The information under the subheading “Summary—Laboratory Corporation of America Holdings” in the Revised Prospectus is incorporated herein by reference in answer to Item 3 of this Schedule TO-I.

Item 4. Terms of the Transaction.

Item 4 is hereby supplemented and amended as follows:

The information under the headings “Summary,” “The Exchange Offer” and “Description of the New Notes” in the Revised Prospectus is incorporated herein by reference in partial answer to Item 4 of this Schedule TO-I.

Item 6. Purposes of the Transaction and Plans or Proposals.

Item 6 is hereby supplemented and amended as follows:

The information under the subheadings “Summary” and “The Exchange Offer” in the Revised Prospectus is incorporated herein by reference in partial answer to Item 6 of this Schedule TO-I.

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Item 12. Exhibits.

(a)(1)	Preliminary Prospectus, subject to amendment, dated October 4, 2006 (incorporated by reference to the Registration Statement).

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Preliminary Prospectus, subject to amendment, dated October 4, 2006 (incorporated by reference to the Registration Statement).

(a)(5)	Text of Items 1.01 and 5.02 of the Company’s Current Report on Form 8-K filed on July 21, 2006 (incorporated by reference to the Company’s Current Report on Form 8-K filed on July 21, 2006, File No. 001-11353).

(b)	Not applicable.

(d)	Indenture, dated as of September 11, 2001, between the Company and The Bank of New York, as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-3, as filed with the Securities and Exchange Commission on October 19, 2001, File No. 333-71896).

(g)	Not applicable.

(h)	Tax Opinion of Hogan & Hartson L.L.P. (incorporated by reference to Exhibit 8.1 of the Registration Statement).

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LABORATORY CORPORATION OF AMERICA HOLDINGS

By:	/s/ Bradford T. Smith
Bradford T. Smith
Executive Vice President, Corporate Affairs and Secretary

Date: October 4, 2006

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EXHIBIT INDEX

(a)(1)	Preliminary Prospectus, subject to amendment, dated October 4, 2006 (incorporated by reference to the Registration Statement).

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Preliminary Prospectus, subject to amendment, dated October 4, 2006 (incorporated by reference to the Registration Statement).

(a)(5)	Text of Items 1.01 and 5.02 of the Company’s Current Report on Form 8-K filed on July 21, 2006 (incorporated by reference to the Company’s Current Report on Form 8-K filed on July 21, 2006, File No. 001-11353).

(b)	Not applicable.

(d)	Indenture, dated as of September 11, 2001, between the Company and The Bank of New York, as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-3, as filed with the Securities and Exchange Commission on October 19, 2001, File No. 333-71896).

(g)	Not applicable.

(h)	Tax Opinion of Hogan & Hartson L.L.P. (incorporated by reference to Exhibit 8.1 of the Registration Statement).

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